Integrated Media Technology Limited
Level 7, 420 King William St
Adelaide SA 5000
T: +61 8 7324 6018
F: +61 8 8312 0248
www.imtechltd.com
A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948
NOTICE OF ANNUAL GENERAL MEETING

TIME:	10.30 AM (Australian Eastern Standard Time)
DATE:	30 May 2018
PLACE:	BDO Melbourne Tower 4/727 Collins Street, Docklands Victoria, 3008, Australia

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRETY. PLEASE READ IT CAREFULLY.

If you are unable to attend the Annual General Meeting, please complete the Proxy Form enclosed and return it in accordance with the instructions set out on that form. If you are in any doubt as to how to vote, you should consult your financial or legal adviser as soon as possible. Should you wish to discuss the matters in this Notice of Meeting, please do not hesitate to contact the Company Secretary at compsec@imtechltd.com .

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Integrated Media Technology Limited (the **Company**) will be held at:

Venue: BDO Melbourne
Tower 4/727 Collins Street, Docklands
Victoria, 3008, Australia

Date: 30 May 2018

Time: 10.30 AM AEST

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Statement.

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the Annual General Meeting.

The Directors have determined pursuant to Regulations 7.11.37 and 7.11.38 of the Corporations Act 2001 (Cth) that the persons eligible to vote at the Annual General Meeting are those who are registered shareholders ("Shareholder(s)") of the Company at 7:00 pm (AEST) on Monday 28 May 2018.

AGENDA

Ordinary Business

1. Receipt of Annual Report, Financial Statements, Directors' and Audit Report

"*To receive and consider the Annual Report, Financial Statements of the Company and its controlled entities, together with the Directors' Report and the Audit Report for the year ended 31 December 2017.*"

2. Retirement of Director: Mr. Con UNERKOV ('Mr. UNERKOV")

Pursuant to Article 15.5 of the Company's Constitution, Mr. Unerkov will retire as a Director at the Annual General Meeting and he has elected not to seek re-election.

Note: These items of business are for discussion and are not for resolution.

Resolutions

1. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

"*That the Remuneration Report (which forms part of the Directors' Report) for the year ended 31 December 2017 be adopted.*"

Note: The vote on this item is advisory only and does not bind the directors or the Company.

Voting Prohibition Statement:

A vote on this Resolution must not be cast (in any capacity) by or on behalf of any of the following persons:

- A member of the key management personnel, details of whose remuneration are included in the Remuneration Report; or
- A closely related party of such a member.

However, a person (the **voter**) described above may cast a vote on this Resolution as a proxy if the vote is not cast on behalf of a person described above and either:

- The voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this Resolution; or
- The voter is the Chair and the appointment of the Chair as proxy:
  - Does not specify the way the proxy is to vote on this Resolution; and
  - Expressly authorises the Chair to exercise the proxy even though this Resolution is connected directly or indirectly with the remuneration of a member of the key management personnel for the Company, or if the Company is part of a consolidated entity, for the entity.

Explanatory Statement

The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it.

Proxies

Please note that:

(a) A Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;
(b) A proxy need not be a member of the Company;
(c) A Shareholder may appoint a body corporate or an individual as its proxy;
(d) A body corporate appointed as a Shareholder's proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder's proxy; and
(e) Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company's representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative.

Voting Entitlements

In accordance with Regulations 7.11.37 and 7.11.38 of the Corporations Act 2001 (Cth), the Board has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7:00 pm (AEST) on Monday 28 May 2018.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder's entitlement to attend and vote at the Annual General Meeting.

By Order of the Board of Directors

/S/ Dr. Herbert Ying Chiu Lee

Dr Herbert Ying Chiu Lee
Chairman
Date: 20 April 2018

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company's Annual General Meeting to be held on Wednesday, 30 May 2018 at 10.30 am (AEST) (**AGM**).

The purpose of this Explanatory Statement is to provide Shareholders with all information known to the Company which is material to a decision on how to vote on the resolutions in the accompanying Notice of Annual General Meeting.

This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting.

1. RESOLUTION 1 – Adoption of the Remuneration Report

The Company's Remuneration Report to Shareholders forms part of the Company's Directors' Report for the year ended 31 December 2017 and is set out in the Company's 2017 Annual Report. The Remuneration Report is submitted to Shareholders for consideration and adoption by way of a non-binding resolution.

However, recent amendments to the Act which have effect from 1 July 2011 provide that if the Company's Remuneration Report receives a 'no' vote of 25 per cent or more at two consecutive Annual General Meetings, a resolution must then be put to shareholders at the second Annual General Meeting as to whether another meeting should be held (within 90 days) at which all Directors who were in office at the date of approval of the applicable Directors' Report must stand for re-election.

Shareholders will be given a reasonable opportunity at the Meeting to ask questions and comment on the Remuneration Report.

The Directors unanimously recommend that Shareholders vote in favour of Resolution 1, noting that each Director has a personal interest in his own remuneration from the Company.

At the Company's previous Annual General Meeting the votes cast against the remuneration report considered at that Annual General Meeting were less than 25%. Accordingly, the Spill Resolution is not relevant for this Annual General Meeting.

Shareholders appointing a proxy for this Resolution should note the following:

If you appoint a member of the Key Management Personnel (other than the Chair) whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member as your proxy, you must direct your proxy how to vote on this Resolution. Undirected proxies granted to these persons will not be voted and will not be counted in calculating the required majority if a poll is called on this Resolution.

If you appoint the Chair as your proxy (where he/she is also a member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, or a Closely Related Party of such a member), you do not need to direct your proxy how to vote on this Resolution. However, if you do not direct the Chair how to vote, **you expressly acknowledge and authorise the Chair to exercise your proxy on this Resolution (except where you have indicated a different voting intention on the proxy form) even though this Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel, which includes the Chairman**.

If you appoint any other person as your proxy, you do not need to direct your proxy how to vote on this Resolution, and you do not need to mark any further acknowledgement on the Proxy Form.

Enquiries

Shareholders are encouraged to contact the Company Secretary at compsec@imtechltd.com if they have any queries in respect to the matters set out in these documents.

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The Annual General Meeting of the Company to which this Notice of Meeting relates will be held at 10.30 am AEST on Wednesday, 30 May 2018 at:

BDO Melbourne
Tower 4/727 Collins Street, Docklands
Victoria, 3008, Australia

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the proxy form.

In accordance with section 249L of the Corporations Act, members are advised that:

- each member has a right to appoint a proxy;
- the proxy need not be a member of the Company; and
- a member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. (If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.)

New sections 250BB and 250BC of the Corporations Act came into effect on 1 August 2011 and apply to voting by proxy on or after that date. Shareholders and their proxies should be aware of these changes to the Corporations Act, as they will apply to this Annual General Meeting. Broadly, the changes mean that:

- if proxy holders vote, they must call all directed proxies as directed; and
- any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Further details on these changes are set out below.

Proxy vote if appointment specifies way to vote

Section 250BB(1) of the Corporations Act provides that an appointment of a proxy may specify the way the proxy is to vote on a particular resolution and, **if it does:**

- the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way (i.e. as directed); and
- if the proxy has 2 or more appointments that specify different ways to vote on the resolution – the proxy must not vote on a show of hands; and
- if the proxy is the chair of the meeting at which the resolution is voted on – the proxy must vote on a poll, and must vote that way (i.e. as directed); and
- if the proxy is not the chair – the proxy need not vote on the poll, but if the proxy does so, the proxy must vote that way (i.e. as directed).

Transfer of non-chair proxy to chair on certain circumstances

Section 250BC of the Corporations Act provides that, if:

- an appointment of a proxy specifies the way the proxy is to vote on a particular resolution at a meeting of the Company's members; and
- the appointed proxy is not the chair of the meeting; and
- at the meeting, a poll is duly demanded on the resolution; and
- either of the following applies:
    - the proxy is not recorded as attending the meeting;
    - the proxy does not vote on the resolution,

the chair of the meeting is taken, before voting on the resolution closes, to have been appointed as the proxy for the purposes of voting on the resolution at the meeting.

INTEGRATED MEDIA TECHNOLOGY LIMITED
ACN 132 653 948

LODGE YOUR VOTE

BY MAIL
Integrated Media Technology Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

BY HAND
Link Market Services Limited
1A Homebush Bay Drive, Rhodes NSW 2138; or
Level 12, 680 George Street, Sydney NSW 2000

ALL ENQUIRIES TO
Telephone: +61 1300 554 474

X99999999999

PROXY FORM

I/We being a member(s) of Integrated Media Technology Limited and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ **the Chairman of the Meeting (mark box)**

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **10:30am on Wednesday, 30 May 2018 at BDO Melbourne, Tower 4/727 Collins Street, Docklands, Victoria, 3008, Australia** (the **Meeting**) and at any postponement or adjournment of the Meeting.

Important for Resolution 1: If the Chairman of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chairman of the Meeting to exercise the proxy in respect of Resolution 1, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel (**KMP**).

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Resolution	For	Against	Abstain*
1 Adoption of the Remuneration Report	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM

YOUR NAME AND ADDRESS

This is your name and address as it appears on the Company's share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note: you cannot change ownership of your shares using this form.**

APPOINTMENT OF PROXY

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.

DEFAULT TO CHAIRMAN OF THE MEETING

Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolution is connected directly or indirectly with the remuneration of KMP.

VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

APPOINTMENT OF A SECOND PROXY

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

SIGNING INSTRUCTIONS

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

CORPORATE REPRESENTATIVES

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company's share registry or online at www.linkmarketservices.com.au.

LODGEMENT OF A PROXY FORM

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by **10:30am on Monday, 28 May 2018,** being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxy Forms may be lodged using the reply paid envelope or:

BY MAIL
Integrated Media Technology Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

BY FAX
+61 2 9287 0309

BY HAND
delivering it to Link Market Services Limited*
1A Homebush Bay Drive
Rhodes NSW 2138

or

Level 12
680 George Street
Sydney NSW 2000

* During business hours (Monday to Friday, 9:00am–5:00pm)

IF YOU WOULD LIKE TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING, PLEASE BRING THIS FORM WITH YOU. THIS WILL ASSIST IN REGISTERING YOUR ATTENDANCE.

ANNUAL MEETING OF SHAREHOLDERS OF

INTEGRATED MEDIA TECHNOLOGY LIMITED

May 30, 2018

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000000000 4 053018

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. RESOLUTION 1 – ADOPTION OF THE REMUNERATION REPORT	☐	☐	☐

To consider and, if thought fit, pass the following resolution as an **ordinary resolution:**

"That the Remuneration Report (which forms part of the Directors' Report) for the year ended 31 December 2017 be adopted."

Note: The vote on this item is advisory only and does not bind the directors or the Company.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

INTEGRATED MEDIA TECHNOLOGY LIMITED

Proxy for Annual Meeting of Shareholders on May 30, 2018

Solicited on Behalf of the Board of Directors

APPOINT A PROXY

The Chairman of the Meeting (mark box) ☐

OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy____________________

FAILING THE PERSON OR BODY CORPORATE NAMED, OR IF NO PERSON OR BODY CORPORATE IS NAMED, THE CHAIRMAN OF THE MEETING, AS MY/OUR PROXY TO ACT ON MY/OUR BEHALF (INCLUDING TO VOTE IN ACCORDANCE WITH THE FOLLOWING DIRECTIONS OR, IF NO DIRECTIONS HAVE BEEN GIVEN AND TO THE EXTENT PERMITTED BY THE LAW, AS THE PROXY SEES FIT) AT THE ANNUAL MEETING OF SHAREHOLDERS OF INTEGRATED MEDIA TECHNOLOGY LIMITED, TO BE HELD ON MAY 30, 2018 AT BDO MELBOURNE, TOWER 4/727 COLLINS STREET, DOCKLANDS, VICTORIA, 3008, AUSTRALIA, (THE MEETING) AND AT ANY POSTPONEMENT OR ADJOURNMENT OF THE MEETING.

(Continued and to be signed on the reverse side.)